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                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

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                               SCHEDULE 13D
                              (Rule 13d-101)

         (INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                              RULE 13d-2(a))

                             (Amendment No. 1)

                      SODEXHO MARRIOTT SERVICES, INC.
                             (Name of Issuer)

                               COMMON STOCK
                              $1.00 PAR VALUE
                      (Title of Class of Securities)

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                                833793 10 2
                              (CUSIP Number)

                                                           Copy to:
           Bernard Carton                           Paul R. Kingsley, Esq.
       Sodexho Alliance, S.A.                        Davis Polk & Wardwell
          3, avenue Newton                           450 Lexington Avenue
78180 Montigny-le-Bretonneux, France               New York, New York 10017
     Tel No.: 011-331-3085-7304                     Tel No.: (212) 450-4000
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    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                              March 27, 1998
          (Date of Event which Requires Filing of this Statement)

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               If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]

               Check the following box if a fee is being paid with this statement: [ ]

               The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                               SCHEDULE 13D
 CUSIP No.
833793 10 2                                                 Page 2 of 4 Pages
-----------                                                 ------------------

   1           NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Sodexho Alliance, S.A.

   2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [ ]
                                                                  (b) [ ]

   3           SEC USE ONLY

   4           SOURCE OF FUNDS*
               WC, OO

   5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                         [ ]

   6           CITIZENSHIP OR PLACE OF ORGANIZATION
               Republic of France

    NUMBER OF SHARES         7     SOLE VOTING POWER
 BENEFICIALLY OWNED BY             30,020,673
 EACH REPORTING PERSON
          WITH               8     SHARED VOTING POWER
                                   N/A

                             9     SOLE DISPOSITIVE POWER
                                   30,020,673

                             10    SHARED DISPOSITIVE POWER
                                   N/A

   11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                30,020,673

   12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES     [ ]
                CERTAIN SHARES*

   13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                48.4%

   14           TYPE OF REPORTING PERSON*
                CO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

               This Amendment No. 1 amends and supplements the Statement on
Schedule 13D, originally filed on April 6, 1998 with the Securities and Exchange Commission (the "Schedule 13D") by Sodexho Alliance, S.A., which
Schedule 13D relates to the Common Stock, $1.00 par value per share (the "Shares"), of Sodexho Marriott Services, Inc., a Delaware corporation formerly named "Marriott International, Inc." (the "Issuer").

               Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.
               Item 5.  Interest in Securities of the Issuer.

               The response set forth in paragraph (a) of Item 5 of the
Schedule 13D is hereby amended and supplemented by adding the following information:

               "On March 27, 1998, each of Mr. Bellon, Edouard de Royere and Bernard Carton received one Share as a gift from the Shares held by Charles D. O'Dell, President and Chief Executive Officer of the Issuer."

               Except as set forth above, since the date of the filing of the
Schedule 13D, there has been no change in the ownership of Shares by Sodexho, Bellon S.A. and Mr. Bellon.

               Item 7.  Material to be Filed as Exhibits.

               Exhibit 9: Tax Sharing Agreement dated as of March 27, 1998 by and among the Issuer, New Marriott and Sodexho.


                                  SIGNATURES

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: April 15, 1998
                                              SODEXHO ALLIANCE, S.A.


                                              By:/s/ Bernard Carton
                                              --------------------------------
                                              Name: Bernard Carton
                                              Title:Senior Vice President and
                                                    Chief Financial Officer